Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

Joint Press Release

GoGreen Investments Corporation Announces Shareholder Approval of Business Combination with Lifezone Metals

•	Completion of the Business Combination expected to occur on or about July 6, 2023, subject to the satisfaction of customary closing conditions

•	Lifezone Metals ordinary shares and warrants expected to begin trading on the New York Stock Exchange under the ticker symbols “LZM” and “LZMW,” respectively, on or about July 6, 2023

•	Approximately 70.4% of GoGreen ordinary shares voted in favor of the Business Combination at the Extraordinary General Meeting of GoGreen shareholders on June 29, 2023

NEW YORK, NY (United States), June 29, 2023 – GoGreen Investments Corporation (NYSE:GOGN) (“GoGreen”), a publicly traded special purpose acquisition company, announced today that at an extraordinary general meeting held on June 29, 2023 (the “Meeting”), its shareholders voted to approve its proposed business combination (the “Business Combination”) with Lifezone Holdings Limited (“Lifezone”), a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling.

Subject to customary closing conditions, the closing of the Business Combination is expected to begin on or about July 5, 2023 and to conclude on or about July 6, 2023. Following the consummation of the Business Combination, on or about July 6, 2023, ordinary shares and warrants of Lifezone Metals Limited (“Lifezone Metals”) are expected to begin trading on the New York Stock Exchange (the “NYSE”) under the ticker symbols “LZM” and “LZMW,” respectively.

As of the close of business on May 5, 2023, the record date for the Meeting, there were 35,835,000 ordinary shares of GoGreen, with par value $0.0001 per share (“GoGreen ordinary shares”) issued and outstanding. 77.4% of all of the GoGreen ordinary shares entitled to vote at the Meeting were represented in person, virtually or by proxy at the Meeting, with 70.4% voting to approve the Business Combination.

The formal results of the GoGreen shareholder vote will be included on a Form 8-K to be filed with the U.S. Securities and Exchange Commission by GoGreen.

John Dowd, CEO of GoGreen, said: “GoGreen is convinced that a significant increase in the supply of clean metals will be essential in enabling the energy transition. Today’s shareholder approval announcement marks a pivotal moment in our journey to bring to the public markets a differentiated nickel and green technology company. We are more confident than ever that Lifezone Metals is poised to play a critical role in supporting decarbonization of the transportation sector and potentially beyond.”

Keith Liddell, Chairman of Lifezone, said: “We are thankful for our continued partnership with GoGreen and the support evidenced by their shareholders. We believe we have the right assets, technology, partnerships and team to be able to deliver a globally effective solution that can transform the supply chain for electric vehicle batteries and contribute to the decarbonization of our economy.”

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Contacts

GoGreen Investments

John Dowd

Chief Executive Officer

John@gogreeninvestments.com

Lifezone Metals

Natasha Liddell

Chief Sustainability Officer

info@lifezonemetals.com

Investor Relations

ICR, Inc.

646-200-8879

LifezoneMetalsIR@icrinc.com

US Media Enquiries
Bronwyn Wallace
H+K Strategies
+1 713 724 3627
Bronwyn.Wallace@hkstrategies.com

About GoGreen Investments Corporation

GoGreen Investments Corporation is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. GoGreen is led by Chief Executive Officer John Dowd.

www.gogreeninvestments.com

About Lifezone Metals

Lifezone is a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling. Our mission is to provide commercial access to proprietary technology and cleaner metals production through a scalable platform underpinned by our tailored hydromet technology. This technology has the potential to be a cleaner and lower cost alternative to smelting, allowing us to responsibly and cost-effectively provide cleaner metals.

By pairing Tanzania’s Kabanga nickel project (the “Kabanga Project”), which we believe is one of the largest and highest-grade undeveloped nickel sulphide deposits in the world, with our proprietary hydromet technology, we will work to unlock the value of a key new source of supply to global battery metals markets. We have a long-standing partnership with BHP on the Kabanga Project, with BHP having invested USD100 million, as we work to empower Tanzania to achieve full value creation in-country and become the next premier source of nickel.

www.lifezonemetals.com

Caution About Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen and Lifezone, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone’s Hydromet Technology and the development of, and processing of mineral resources at, the Kabanga project, and other statements that are not historical facts.

These statements are based on the current expectations of GoGreen’s and/or Lifezone’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GoGreen and Lifezone. These statements are subject to a number of risks and uncertainties regarding Lifezone’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone and GoGreen; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone’s business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone’s development of, and processing of mineral resources at, the Kabanga project; the effects of competition on Lifezone’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone presently does not know or that Lifezone currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone’s expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone anticipates that subsequent events and developments will cause Lifezone’s assessments to change. However, while Lifezone may elect to update these forward-looking statements in the future, Lifezone specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone’s Hydromet Technology. Accordingly, Lifezone’s Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone and its stakeholders.